[redacted]

06009119

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# NUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53291 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWAY & CONGER, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 MAIN STREET
(No. and Street)

NEW WOODSTOCK (City) NY (State) 13122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH GARBER (315) 662-7450
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 31 2006
WASH. D.C. 185

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# RIDGEWAY & CONGER, INC.

# FINANCIAL STATEMENTS

# MARCH 31, 2006

# OATH OR AFFIRMATION

I, LEIGH GARBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWAY & CONGER, INC., as of MARCH 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARK H. PETITTE
Notary Public, State of New York
No. 4686438
Qualified in Onondaga County
Commission Expires January 31, 20 07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BRACE & SUSSMAN, PLLC**

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

## Independent Auditor's Report

To the Board of Directors of
Ridgeway & Conger, Inc.
New Woodstock, NY

We have audited the accompanying statement of financial condition of Ridgeway & Conger, Inc. (the Company) as of March 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgeway & Conger, Inc. as of March 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
May 24, 2006

# RIDGEWAY CONGER, INC.

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 2,532 |
| Deposits with clearing organizations | 25,277 |
| Receivable from mutual funds and clearing organization | 242,128 |
| Receivable from noncustomers | 4,366 |
| Furniture and equipment, at cost less, accumulated depreciation of $8,500 | 2,745 |
| Prepaid expenses and other assets | 25,394 |
| Total Assets | $ 302,442 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 32,630 |
| Bank loans payable | 21,255 |
| Payable to broker dealer | 1,224 |
| Income taxes payable | 10,414 |
| Total Liabilities | 65,523 |
| Stockholder's Equity | |
| Common stock, no par value, shares authorized 200; 100 issued and outstanding shares | 60,000 |
| Additional paid-in-capital | 121,200 |
| Retained earnings | 55,719 |
| Total Stockholder's Equity | 236,919 |
| Total Stockholder's Equity and Liabilities | $ 302,442 |

The accompanying notes are an integral part of these financial statements.

RIDGEWAY CONGER, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2006

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,421,650 |
| Fee income | 83,607 |
| Interest and dividends | 43,995 |
| Other income | 137,900 |
| Net investment profit | 260,149 |
| | 1,947,301 |
| Expenses: | |
| Employee compensation and benefits | 1,378,761 |
| Communications and clearing costs | 220,473 |
| Occupancy | 92,053 |
| Taxes, other than income taxes | 16,427 |
| Other expenses | 185,585 |
| | 1,893,299 |
| Income Before Income Taxes | 54,002 |
| Provision for Income Taxes | 9,711 |
| Net Income | $ 44,291 |

The accompanying notes are an integral part of these financial statements.

# RIDGEWAY CONGER, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED MARCH 31, 2006

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at April 1, 2005 | $ 60,000 | $ 105,200 | $ 11,428 | $ 176,628 |
| Net Income | | | 44,291 | 44,291 |
| Capital contributions | | 16,000 | | 16,000 |
| Balance at March 31, 2006 | $ 60,000 | $ 121,200 | $ 55,719 | $ 236,919 |

The accompanying notes are an integral part of these financial statements.

**RIDGEWAY CONGER, INC.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED MARCH 31, 2006**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 44,291 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | $ 105 | |
| (Increase) decrease in operating assets: | | |
| Increase in receivable from mutual funds and clearing organization | (238,982) | |
| Increase in receivable from noncustomers | (2,000) | |
| Decrease in deposits with clearing organizations | 74,723 | |
| Increase in prepaid expenses and other assets | (13,136) | |
| Increase (decrease) in operating liabilites: | | |
| Increase in accounts payable, accrued expenses | 821 | |
| Decrease in payable to broker-dealer | (5,696) | |
| Increase in income taxes payable | 7,940 | |
| Total adjustments | | (176,225) |
| Net cash used by operating activities | | (131,934) |
| Cash flows from investing activities | | |
| Capital contributions | | 16,000 |
| Purchase of furniture & equipment | | (2,850) |
| Net cash provided by investing activities | | 13,150 |
| Cash flows from financing activities | | |
| Net proceeds from bank loans | | 21,255 |
| Net decrease in cash | | (97,529) |
| Cash at beginning of the year | | 100,061 |
| Cash at end of the year | | $ 2,532 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | | |
| Cash paid during the year for: | | |
| Interest payments | | $ 8,837 |
| Income tax payments | | $ 703 |

The accompanying notes are an integral part of these financial statements.

# RIDGEWAY & CONGER, INC.

## NOTES TO FINANCIAL STATEMENTS

## MARCH 31, 2006

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company was incorporated in New York on February 1, 2001. It serves as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

**Fixed Assets**

Furniture and equipment are recorded at cost. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes over their estimated useful lives ranging from 5 to 7 years. Depreciation expense for 2006 is $105.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Securities Transactions**

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

**Allowance for Bad Debts**

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

**Compensated Absences**

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

**Clearing Agreements**
All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

**Cash and Cash Equivalents**
For purposes of the statement of cash flows, the Company considers all money markets and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

## NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $201,766 at March 31, 2006, which exceeded required net capital of $100,000 by $101,766. The ratio of aggregate indebtedness to net capital at March 31, 2006 was 32.5%.

## NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

| | Federal | State | Total |
|---|---|---|---|
| Current | $ 8,170 | $ 1,541 | $ 9,711 |
| Deferred | 0 | 0 | 0 |
| | $ 8,170 | $ 1,541 | $9,711 |

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

## NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Legent Clearing Corporation (Legent), the clearing broker/dealer, extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with Legent. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and Legent's internal margin requirements.

## NOTE 5- RELATED PARTY TRANSACTIONS

The Company leases office facilities from its owner on a month-to-month basis at $1,900 per month. Rent expense was $39,142 for the year ended March 31, 2006.

## NOTE 6- CASH DEPOSITED WITH CLEARING ORGANIZATION

The Company is required by Legent to maintain an escrow account in the amount of $25,000. If the agreement between the Company an Legent is terminated for any reason, Legent may deduct from the escrow account any amounts the Company owes Legent due to failure to meet any of its obligations under the agreement.

## NOTE 7- PAYABLE TO BROKER DEALER

The Company has a margin account with Legent Clearing Corporation, secured by investment securities purchased. The balance was $1,224 at March 31, 2006.

## NOTE 8 - BANK LOANS PAYABLE

The Company has line of credit open with its bank. The balance as of March 31, 2006 was $2,000 with an interest rate of 11.50%.

The Company has a cash reserve account to cover any overdrafts in its checking account. The balance as of March 31, 2006 was $2,322 with an interest rate of 17.25%. The book balance in the checking account as of March 31, 2006 was a negative $16,933 due to outstanding checks.

# RIDGEWAY & CONGER, INC.

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED MARCH 31, 2006

# RIDGEWAY CONGER, INC.

## SCHEDULE I

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

## MARCH 31, 2006

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 236,919 |
| Total nonallowable assets from statement of financial condition | (32,505) |
| Net capital before haircuts on securities positions | 204,414 |
| Haircuts on securities | (2,648) |
| Net capital | $ 201,766 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 65,523 |
| Total aggregate indebtedness | $ 65,523 |
| Percentage of aggregate indebtedness to net capital | 32.5% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 4,368 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement | $ 100,000 |
| Excess net capital | $ 101,766 |

## RIDGEWAY CONGER, INC.

## RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## (X-17A-5)
## AT MARCH 31, 2006

## SCHEDULE I (CONTINUED)

| | FOCUS REPORT - PART IIA QUARTER ENDED March 31, 2006 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT March 31, 2006 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $ 246,055 | $ (9,136) | $ 236,919 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 31,373 | 1,132 | 32,505 |
| Haircuts on securities | 2,648 | (0) | 2,648 |
| Total deductions | 34,021 | 1,132 | 35,153 |
| Net capital | $ 212,034 | $ (10,268) | $ 201,766 |

## SCHEDULE II

## RIDGEWAY & CONGER, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## MARCH 31, 2006

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

## SCHEDULE III

## RIDGEWAY & CONGER, INC.

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

## MARCH 31, 2006

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

## SCHEDULE IV

## RIDGEWAY & CONGER, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## MARCH 31, 2006

Ridgeway & Conger, Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

**Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5**

Board of Directors
Ridgeway & Conger, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ridgeway & Conger, Inc., (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
May 24, 2006